SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 26, 2007

(Commission File No. 1-15024)

This Report on Form 6-K shall be incorporated by reference in our Registration Statements on Form F-3 as filed with the Commission on May 11, 2001 (File No. 333-60712) and our Registration Statements on Form S-8 as filed with the Commission on September 5, 2006 (File No. 333-137112) and on October 1, 2004 (File No. 333-119475), in each case to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

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Form 20-F: ☒      Form 40-F: ☐

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Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐      No:  ☒

Enclosure:             Novartis AG Announces Results for the First Quarter of 2007

Novartis International AG
Novartis Global Communications
CH-4002 Basel
Switzerland

http://www.novartis.com

QUARTERLY REPORT  •  RAPPORT TRIMESTRIEL  •  QUARTALSBERICHT

Novartis with dynamic growth in the 2007 first quarter

•                  Strong 2007 first quarter performance:

•                  Group net sales advance 18% (+15% in local currencies) to USD 9.8 billion based on excellent performances from all divisions

•                  Operating income up 11% thanks to business expansion; increase is at a lower rate than net sales primarily due to one-time divestment gain in 2006 first quarter

•                  Net income up 11% to USD 2.2 billion and EPS rises 11% to USD 0.92 per share

•                  Group continuing operations operating income up 18% and net income up 17%

•                  Four important new regulatory approvals received in first quarter, significant progress in achieving multiple new product launches in 2007-2008

•                  Q1 approvals include Tekturna (hypertension – US), Lucentis (blindness – EU), Exforge (hypertension – EU) and Sebivo (hepatitis B – China)

•                  Completion of strategic positioning on healthcare with pharmaceuticals at the core

•                  Novartis expects record 2007 operating and net income on a continuing basis and reaffirms outlook for Group net sales growth of above five percent in local currencies

Key Group figures

First quarter

	Q1 2007			Q1 2006			% Change
	USD m		% of net sales	USD m		% of net sales	USD	lc
Net sales	9 819			8 301			18	15
Operating income	2 453		25.0	2 202		26.5	11
Net income	2 171		22.1	1 956		23.6	11
Basic earnings per share/ADS	USD	0.92		USD	0.83		11

Basel, April 23, 2007 – Commenting on the results, Dr. Daniel Vasella, Chairman and CEO of Novartis, said, “I am pleased with the strong start, enhanced by several new approvals for innovative medicines that address important unmet medical needs. All divisions, particularly Pharmaceuticals and Sandoz, delivered excellent performances. We have now completed the divestments of non-core businesses as part of our long-term strategy to focus on healthcare, and we will continue to invest vigorously into R&D to offer a continuously novel range of medicines. I am confident of another year of record sales and earnings in 2007.”

All product names appearing in italics are trademarks owned by or licensed to Novartis Group Companies

First quarter 2007 net sales

	Q1 2007	Q1 2006	% Change
	USD m	USD m	USD	lc
Pharmaceuticals	5 923	5 052	17	14
Vaccines and Diagnostics	231
Sandoz	1 696	1 431	19	12
Consumer Health continuing operations	1 721	1 574	9	6
Net sales from continuing operations	9 571	8 057	19	15
Consumer Health discontinuing operations(1)	248	244
Total	9 819	8 301	18	15

(1) Discontinuing operations include Medical Nutrition in 2007 and both Medical Nutrition and Nutrition & Santé in 2006. Gerber is not yet reflected as a discontinuing operation as the divestment was only agreed on April 12, 2007.

Group net sales up 18% (+15% lc) to USD 9.8 billion

Contributions from all divisions, particularly Pharmaceuticals and Sandoz, supported the double-digit improvement. Higher sales volumes accounted for ten percentage points of growth and acquisitions for five percentage points, while currency translation had a positive impact of three percentage points. Net price changes had no impact. Net sales from continuing operations were up 19%.

Pharmaceuticals net sales advance 17% (+14% lc) to USD 5.9 billion

The two top-selling medicines – Diovan (USD 1.2 billion, +20% lc) and Gleevec/Glivec (USD 674 million, +16% lc) – led the strong underlying performance. Rapid growth also came from Femara (USD 208 million, +32% lc) and from recently launched products, particularly Xolair, Exjade, Lucentis and Prexige. The US gained further market share, with net sales up 18% to USD 2.5 billion. Improving performances in Germany and France underpinned the 22% (+13% lc) increase in Europe. In Japan, net sales growth of 7% (+9%lc) was supported by Diovan. Latin America net sales rose 20% (+19% lc), led by Mexico and Brazil.

Vaccines and Diagnostics net sales of USD 231 million

Net sales rose 47% over the 2006 period reported by Chiron on higher sales of tick-borne encephalitis vaccines and increased deliveries of components for use in multivalent pediatric vaccines (including Quinvaxem™ collaboration with Crucell). Diagnostics benefited from geographic expansion and US approval of West Nile Virus tests used in blood banks.

Sandoz net sales rise 19% (+12% lc) to USD 1.7 billion

Retail generic sales in the US expanded 27% in the quarter, driven primarily by recent product launches – particularly difficult-to-make products – that contributed about one-third of US quarterly net sales. Strong performances in Germany, Eastern Europe, Canada and Mexico further supported the double-digit expansion.

Consumer Health continuing operations net sales up 9% (+6% lc) to USD 1.7 billion

OTC generated double-digit growth from strategic brands, expansion in emerging markets and strong growth in Japan, the world’s No. 2 OTC market. CIBA Vision benefited from improved lens care product supplies and made progress in improving supplies of contact lens after a shortage at the end of 2006.

First quarter 2007 operating income

	Q1 2007		Q1 2006		Change
	USD m	% of net sales	USD m	% of net sales	In %
Pharmaceuticals	1 853	31.3	1 626	32.2	14
Vaccines and Diagnostics	27	11.7
Sandoz	318	18.8	238	16.6	34
Consumer Health continuing operations	329	19.1	314	19.9	5
Corporate income & expense, net	-103		-120
Operating income from continuing operations	2 424	25.3	2 058	25.5	18
Consumer Health discontinuing operations(1)	29		144
Total	2 453	25.0	2 202	26.5	11

(1) Discontinuing operations include Medical Nutrition in 2007 and both Medical Nutrition and Nutrition & Santé in 2006. Gerber is not yet reflected as a discontinuing operation as the divestment was only agreed on April 12, 2007. The 2006 results include a pre-tax divestment gain of USD 129 million from the sale of Nutrition & Santé.

Group operating income advances 11% to USD 2.5 billion

Operating income rose at a strong pace as Pharmaceuticals and Sandoz delivered excellent performances that included operational improvements and contributions from new product launches. For continuing operations, Group operating income advanced 18%, roughly in line with net sales growth.

Pharmaceuticals operating income rises 14% to USD 1.9 billion

Reflecting the strong business expansion, operating income grew at a double-digit pace, which resulted in an operating margin of 31.3%. R&D investments rose to 20.5% of net sales as more compounds moved into Phase III trials compared to 2006. Marketing & Sales investments rose 18%, but productivity gains partially offset the rising investments to support new product launches. A one-time charge of USD 52 million was taken in the 2007 first quarter for sales returns and additional expenses related to the temporary suspension of Zelnorm sales in the US. Also during the quarter, one-time income of USD 107 million was recognized from a pre-launch inventory provision that was reversed following the US approval of Tekturna in March 2007. The year-ago period included one-time gains of USD 87 million from product divestments. Excluding these one-time gains and expenses in both quarters, operating income rose 17% and the operating margin was 30.4%.

Vaccines and Diagnostics operating income of USD 27 million

Operating income was USD 98 million before acquisition-related amortization charges of USD 71 million. The reported operating income included a one-time contribution of USD 67 million from a legal settlement, of which USD 59 million was reported as royalty income in Other Revenues.

Sandoz operating income climbs 34% to USD 318 million

The strong business expansion driven by new product launches led to the double-digit improvement, which was further supported by productivity gains, economies of scale in key markets and synergies from recent acquisitions. These factors more than offset significant investments into new product development and registration, the build-up of sales forces in emerging markets and price erosion driven by regulatory changes, namely in Germany and other European markets.

Consumer Health operating income from continuing operations rises 5% to USD 329 million

Higher investments in R&D and marketing for new product launches across the division weighed on the performance, which was also affected by increased marketing and sales efforts to better penetrate key markets, including entries into new geographic areas.

Corporate

Income from associated companies

Income from associated companies amounted to USD 97 million in the first quarter, roughly equal with a contribution of USD 104 million in the prior-year period. The investment in Roche provided USD 96 million compared to USD 66 million in the 2006 quarter. The 44% interest in Chiron prior to the full acquisition and consolidation in April 2006 was still accounted for in the 2006 quarter as an associated company and contributed USD 33 million during that period.

Financial income, net

Net financial income amounted to USD 34 million, a decline of USD 16 million compared to income of USD 50 million in the year-ago quarter, reflecting the drop in average net liquidity to fund acquisitions. During the first quarter, average net liquidity was
USD 850 million compared to USD 3.2 billion in the year-ago quarter. However, excellent currency management boosted the average return on net liquidity to 16.0% per year, up from 6.3% per year in the 2006 first quarter.

Group net income advances 11% to USD 2.2 billion

Group net income grew at a double-digit rate in 2007, but rose 17% for continuing operations in line with the expansion in net sales and operating income.

Balance sheet

The Group’s equity fell slightly to USD 40.5 billion at March 31, 2007 compared to USD 41.3 billion at December 31, 2006. The decline of USD 0.8 billion was principally due to the dividend of USD 2.6 billion and share repurchases of USD 0.8 billion, which was only partially offset by net income in the first quarter.

Total liquidity amounted to USD 7.0 billion at March 31, 2007, down from USD 8.0 billion at the beginning of the year. The debt/equity ratio remained unchanged at 0.18:1 compared to the end of 2006.

Novartis is one of the few non-financial services companies worldwide to have attained the highest credit ratings from Standard & Poor’s, Moody’s and Fitch, the three benchmark rating agencies. S&P has rated Novartis as AAA for long-term maturities and as A1+ for short-term maturities. Moody’s has rated the Group as Aaa and P1, respectively, while Fitch has rated Novartis as AAA for long-term maturities and as F1+ for short-term maturities.

Cash flow

Cash flow from operating activities from continuing operations was USD 2.2 billion, an increase of USD 0.1 billion from the year-ago period despite higher working capital requirements to support the organic business expansion. Net cash used in financing activities was USD 2.5 billion, mainly for the 2006 dividend payment of USD 1.8 billion (excluding USD 0.8 billion due to withholding tax to be paid in the 2007 second quarter), the purchase of USD 0.8 billion of treasury shares and other net financing cash flow movements of USD 0.1 billion. Total Group free cash outflow after dividends was USD 256 million compared to a free cash inflow of USD 373 million in the year-ago period.

Novartis completes strategic concentration on healthcare

Novartis has consistently strengthened its focus on innovation and healthcare businesses during the last decade, creating a portfolio led by pharmaceuticals to address the needs of patients, physicians and society in a dynamically changing healthcare environment.

This strategic repositioning on healthcare – which has included the divestments of over 50% of non-core businesses during the last decade – has been completed following the signing of a definitive agreement to sell the Gerber baby foods business in April 2007. This transaction, along with the pending sale of the Medical Nutrition business announced in December 2006, requires customary regulatory approvals and is expected to be completed in 2007.

All Novartis businesses activities are now concentrated on healthcare, areas where the Group has expertise and synergies in addressing the needs of customers. These include innovative pharmaceuticals for human and animal health, vaccines, generics and consumer health products such as over-the-counter (OTC) brands and diagnostics.

Novartis intends to invest proceeds from recent divestments into its operations, particularly into research and development. Strategic options will also be considered that would strengthen the competitiveness of these businesses, all of which have been improving their leadership positions through dynamic organic growth and targeted acquisitions.

The Group’s policy for its share repurchase program remains unchanged. In the absence of acquisitions, this policy calls for allocating up to half of free cash flow after the payment of dividends for the repurchase of shares.

Group outlook

(For continuing operations, barring any unforeseen events)

Novartis revised its 2007 net sales outlook on March 30 when announcing it would comply with a request from the US Food and Drug Administration (FDA) to suspend the US marketing and sales of Zelnorm to allow for the review of cardiovascular safety data. Due to this suspension, the revised expectations take into account a reduction in net sales of more than USD 600 million for the rest of 2007.

However, based on management actions to reallocate resources and accelerate ongoing productivity initiatives, and also in light of recent regulatory approvals for important new products such as Tekturna, Lucentis and Exforge, Novartis reaffirms expectations for another year of record operating and net income in 2007 from continuing operations.

The Group also reaffirms the revised 2007 outlook communicated on March 30 for net sales growth for continuing operations for the Group of above five percent and for the Pharmaceuticals division at a low- to mid-single-digit rate, both in local currencies.

Pharmaceutical business and key product highlights

Note: All growth figures refer to worldwide sales growth in local currencies

Diovan (USD 1.15 billion, +20% lc), the leading angiotensin-receptor blocker by sales worldwide, again delivered solid growth and reaffirmed its position as one of the fastest-growing hypertension medicines. All regions delivered double-digit growth thanks to higher strength doses and greater use of Co-Diovan (fixed-dose combination with a diuretic). A 16% increase in Japanese sales was supported by results from the JIKEI study underscoring the efficacy of Diovan in reducing the risk of cardiovascular events.

Gleevec/Glivec (USD 674 million, +16% lc), a targeted treatment used primarily in patients with certain forms of chronic myeloid leukemia (CML) and gastrointestinal stromal tumors (GIST), grew rapidly despite new competition in both disease areas. Growth was driven mostly by increased survival of CML and GIST patients, expansion of the GIST market as well as new indications approved for various rare diseases. Positive interim data made public in April showed GIST patients treated after surgery with Gleevec/Glivec were significantly less likely to experience a return of their cancer over those not taking this medicine. Global submissions are planned.

Lotrel (USD 353 million, +20% only in US), the leading fixed-dose combination treatment for hypertension in the US, has benefited from growing use of multiple therapies to help patients reach treatment goals.

Zometa (USD 314 million, –4% lc), an intravenous bisphosphonate for patients with bone cancer, was negatively impacted by an overall slowing of its market segment in the US and Europe. However, Zometa has gained market share in treating patients with lung and prostate cancer and has benefited from growth in Japan.

Femara (USD 208 million, +32% lc), a leading oral treatment for women with hormone-related breast cancer, remained a key growth driver for Novartis thanks to ongoing market share gains, especially in the use of this agent in women who have undergone surgery (early adjuvant), in the highly competitive segment for aromatase inhibitors.

Lamisil (USD 207 million, +2% lc), an oral treatment for fungal nail infections, expanded sales in the US at a double-digit rate, but was partially offset by generic competition in Japan since mid-2006. Generic competition in the US is expected in mid-2007.

Trileptal (USD 197 million, +17% lc), a treatment for epilepsy seizures, generated strong growth in Europe and Latin America in addition to the US, where this product is expected to face potential generic competition during the course of 2007.

Zelnorm/Zelmac (USD 105 million, –3% lc), a treatment for irritable bowel syndrome and chronic constipation, has been suspended from marketing and sales in the US to comply with a request from the FDA to review recent cardiovascular safety data. This product has also been suspended in seven other countries worldwide. Novartis believes Zelnorm/Zelmac provides important benefits for appropriate patients and will continue working with the FDA and health authorities in other countries to secure access for these patients.

Exjade (USD 65 million), the first once-daily oral iron chelator for chronic iron overload, grew rapidly based on its approval in more than 80 countries as a new treatment for iron overload associated with various blood disorders. During the first quarter, Exjade was submitted for approval in Japan, more than one year ahead of schedule.

Xolair (USD 34 million), for moderate to severe allergic asthma, has now been launched in over 20 countries following EU approval in October 2005, with approvals now received in over 50 countries. In the US, Novartis co-promotes Xolair with Genentech and shares a portion of operating income. Xolair had first quarter net sales of USD 111 million in the US, resulting in a contribution to Novartis of USD 38 million reported as Other Revenues.

Lucentis, for the eye disease “wet” age-related macular degeneration, is being launched in Europe after approval in January 2007. Reimbursement negotiations are underway in key European markets. Lucentis is now available in 36 countries (including Switzerland) as the first and only treatment proven to maintain and improve vision in patients with wet AMD, which is the leading cause of blindness in people over age 50. Genentech holds the US rights.

Prexige (lumiracoxib), an oral COX-2 inhibitor approved in more than 40 countries, has gained market share in the eight countries where it has been launched, including Mexico and Germany. It was resubmitted in March for US approval as an effective treatment option for patients suffering from osteoarthritic pain of the knee and hip. The EU approval in November 2006 was based on data from clinical trials involving more than 34,000 patients – one of the largest bodies of evidence supporting the launch of an anti-inflammatory agent.

Novartis pipeline and regulatory update

With 138 projects in pharmaceutical development, Novartis has one of the industry’s most promising pipelines amid plans for multiple new product approvals and launches over the next two years. Several of these anticipated approvals are for potentially best-in-class medicines that would advance treatment standards.

Novartis received four important new regulatory approvals during the 2007 first quarter, making significant progress in its goal of achieving multiple new product launches in 2007 and 2008 to support longer-term growth. These include the approval and launch of the high blood pressure medicine Tekturna in the US along with the approval of Exforge in Europe. Also approved were the eye therapy Lucentis in Europe and Sebivo in China for hepatitis B. However, the FDA issued an “approvable letter” for the diabetes treatment Galvus, delaying the potential approval of this investigational medicine.

Beyond these recent approvals, key compounds are already in or are moving into late-stage trials. Priority late-stage compounds include FTY720 (multiple sclerosis), QAB149 (respiratory diseases), AGO178 (depression), RAD001 (cancer), ABF656 (hepatitis C) and SOM230 (Cushing’s disease).

Among the recent developments:

•                  Tekturna/Rasilez(1) (aliskiren), the first new type of high blood pressure medicine in more than a decade, was launched in the US after receiving regulatory approval in March. Known as Tekturna in the US and Rasilez elsewhere, it provides significant blood pressure reductions for a full 24 hours and is generally well tolerated. New data at the American College of Cardiology meeting in March showed Tekturna delivers important additional blood pressure lowering when combined with Diovan. Developed in collaboration with Speedel, Tekturna was submitted for EU approval in September 2006.

•                  Exforge(1), a single tablet combining the angiotensin receptor blocker valsartan and the calcium channel blocker amlodipine, is being launched in European markets throughout 2007 and 2008 after gaining European Union approval in January. US launch plans are under review after the FDA granted tentative approval in December 2006.

(1) Brand name awaiting regulatory approval in certain markets

•                  Galvus (vildagliptin), in development as a new oral once-daily therapy for patients with type 2 diabetes, received an “approvable letter” from US regulators in February. Novartis is working with the FDA to agree on final actions needed to gain US approval. The FDA has requested additional data, including a clinical study to demonstrate the safety and efficacy of Galvus in specific patient groups with renal (kidney) impairment. Galvus was submitted for US approval in January 2006 to reduce blood sugar levels in patients with type 2 diabetes, both as a monotherapy and when used with other medicines. The global clinical trial program to date has included over 8,000 patients, with some 5,500 treated with Galvus. EU submission was made in August 2006.

•                  Aclasta/Reclast (zoledronic acid), submitted for regulatory approvals as a once-yearly bisphosphonate infusion for various bone-related diseases, received US approval in April as the first new treatment in nearly a decade for patients with Paget’s disease of the bone. This indication is already approved in more than 50 countries, including key European markets. This medicine was submitted in late 2006 for approval in the US and Europe as a once-yearly infusion for women with postmenopausal osteoporosis.

•                  Sebivo/Tyzeka (telbivudine), a new oral therapy for hepatitis B, was approved in China – where more than half a million deaths each year are linked to this viral disease – and also Australia. European Union approval is expected in the second quarter of 2007 after an EU regulatory agency recommended approval in February. Sebivo has now been approved in 15 countries, including the US where it is marketed as Tyzeka. Novartis shares the rights for this product with Idenix Pharmaceuticals.

•                  Mycograb, an antifungal compound acquired with NeuTec in 2006, received a EU recommendation against approval in March 2007 due to manufacturing concerns based on a 2005 submission made by NeuTec. Mycograb is being developed for the treatment of life-threatening fungal infections. Novartis is moving production of this drug in-house, and further work will be conducted to support the resubmission for approval.

•                  Tasigna (nilotinib) is awaiting decisions this year from US, EU and Swiss regulatory agencies for use as a new treatment option in patients with certain forms of chronic myeloid leukemia who have developed resistance and/or intolerance to Gleevec/Glivec, a Novartis medicine. Both Tasigna and Gleevec/Glivec inhibit Bcr-Abl, the definitive cause of Philadelphia chromosome-positive chronic myeloid leukemia (Ph+ CML). Tasigna was designed to be a more selective inhibitor of Bcr-Abl and its mutations.

•                  ABF656 (albumin interferon alpha-2b), a longer-acting interferon targeting hepatitis C, has enrolled the first patients in Phase III trials. Interim results from Phase II trials, in which treatment-naïve patients received ABF656 in combination with ribavirin, showed it has the potential for improved efficacy and tolerability with the need for fewer injections compared to pegylated interferon, the current standard of care. Hepatitis C is a potentially fatal liver disease caused by a chronic viral infection estimated to affect more than 170 million patients worldwide. The first regulatory submission is planned for 2009. Novartis and Human Genome Sciences will co-promote ABF656 in the US, while Novartis will have exclusive rights in the rest of the world.

•                  PTK787, an oral angiogenesis inhibitor, has completed trials in advanced colorectal cancer during the first quarter. Final results from the CONFIRM 1 and 2 studies showed PTK787 did not achieve the overall survival endpoint in either study, confirming previously reported interim results on progression-free survival. With its co-developer, Novartis is evaluating options for PTK787, which has been removed from the Novartis near-term submission/launch schedule.

Disclaimer

This release contains certain forward-looking statements relating to the Group’s business, which can be identified by the use of forward-looking terminology such as “expects”, “outlook”, “long-term strategy”, “will”, “confident”, “expected”, “intends”, “would”, “expectations”, “expected”, “potential”, “believes”, “pipeline”, “development”, “plans”, “potentially”, “would”, “goal”, “estimated”, “planned”, or similar expressions, or by express or implied discussions regarding potential future revenues from any particular products, or potential future sales or earnings of the Novartis Group or its Pharmaceuticals Division; potential new products, or potential new indications for existing products, or regarding potential future revenues from such products; or by discussions of strategy, plans, expectations or intentions. Such statements reflect the current views of management with respect to future events and are subject to certain known and unknown risks, uncertainties, assumptions and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that any particular products will reach any particular sales levels. Neither can there be any guarantees that the Novartis Group, or the Pharmaceuticals Division, will achieve any particular financial results. Nor can there be any guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for existing products in any market, or that they will achieve any particular revenue levels. In particular, management’s expectations could be affected by, among other things, uncertainties involved in the development of new pharmaceutical products, including unexpected clinical trial results; unexpected regulatory actions or delays or government regulation generally; the Group’s ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; government, industry, and general public pricing and other political pressures; and other risks and factors referred to in the Group’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis AG (NYSE: NVS) is a world leader in offering medicines to protect health, cure disease and improve well-being. Our goal is to discover, develop and successfully market innovative products to treat patients, ease suffering and enhance the quality of life. We are strengthening our medicine-based portfolio, which is focused on strategic growth platforms in innovation-driven pharmaceuticals, high-quality and low-cost generics, human vaccines and leading self-medication OTC brands. Novartis is the only company with leadership positions in these areas. In 2006, the Group’s businesses achieved net sales of USD 37.0 billion and net income of USD 7.2 billion. Approximately USD 5.4 billion was invested in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 100,000 associates and operate in over 140 countries around the world. For more information, please visit http://www.novartis.com.

Further important dates
July 17, 2007	First-half and second quarter 2007 results
September 12, 2007	Novartis Business Review for investors
October 18, 2007	Nine-month and third quarter 2007 results

–

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statements (unaudited)

First quarter

	Q1 2007	Q1 2006	Change
	USD m	USD m	USD m	%
Net sales from continuing operations	9 571	8 057	1 514	19
Other revenues	247	93	154	166
Cost of Goods Sold	-2 728	-2 182	-546	25
Of which amortization and impairments of product and patent rights and trademarks	-242	-121	-121	100
Gross profit	7 090	5 968	1 122	19
Marketing & Sales	-2 682	-2 292	-390	17
Research & Development	-1 508	-1 131	-377	33
General & Administration	-502	-406	-96	24
Other income & expense	26	-81	107	-132
Operating income from continuing operations	2 424	2 058	366	18
Income from associated companies	97	104	-7	-7
Financial income	87	108	-21	-19
Interest expense	-53	-58	5	-9
Income before taxes from continuing operations	2 555	2 212	343	16
Taxes	-405	-373	-32	9
Net income from continuing operations	2 150	1 839	311	17
Net income from Consumer Health discontinuing operations	21	117	-96	-82
Total net income	2 171	1 956	215	11
Attributable to:
Equity holders of Novartis AG	2 169	1 947	222	11
Minority interests	2	9	-7	-78
Average number of shares outstanding – Basic (million)	2 345.3	2 339.7
Basic earnings per share (USD) (1)
– Total	0.92	0.83	0.09	11
– Continuing operations	0.91	0.78	0.13	17
– Discontinuing operations	0.01	0.05	-0.04	-80
Average number of shares outstanding – Diluted (million)	2 358.8	2 354.9
Diluted earnings per share (USD)(1)
– Total	0.92	0.83	0.09	11
– Continuing operations	0.91	0.78	0.13	17
– Discontinuing operations	0.01	0.05	-0.04	-80

(1) Earnings per share (EPS) is calculated on the amount of net income attributable to the equity holders of Novartis AG

Consolidated statement of recognized income and expense (unaudited)

First quarter

	Q1 2007	Q1 2006	Change
	USD m	USD m	USD m
Net income	2 171	1 956	215
Fair value adjustments on financial instruments	13	22	-9
Actuarial gains from defined benefit plans	83	275	-192
Additionally recognized amounts by associated companies	87	-67	154
Revaluation of initial minority interests in Chiron	55		55
Translation effects	113	173	-60
Recognized income and expense	2 522	2 359	163

Condensed consolidated balance sheets

	March 31, 2007 (unaudited)	Dec 31, 2006	Change	March 31, 2006 (unaudited)
	USD m	USD m	USD m	USD m
Assets

Total non-current assets	46 990	46 604	386	36 933
Current assets
Inventories	4 982	4 498	484	3 926
Trade accounts receivable	6 353	6 161	192	5 292
Other current assets	2 292	2 054	238	1 580
Cash, short-term deposits and marketable securities	6 957	7 955	-998	11 117
Total current assets from continuing operations	20 584	20 668	-84	21 915
Assets related to discontinuing operations	750	736	14
Total current assets	21 334	21 404	-70	21 915
Total assets	68 324	68 008	316	58 848
Equity and liabilities

Total equity	40 502	41 294	-792	33 754
Non-current liabilities
Financial debts	661	656	5	1 344
Other non-current liabilities	9 612	9 824	-212	8 160
Total non-current liabilities	10 273	10 480	-207	9 504
Current liabilities
Trade accounts payable	2 575	2 487	88	1 936
Financial debts and derivatives	6 689	6 643	46	6 750
Other current liabilities	8 103	6 897	1 206	6 904
Total current liabilities from continuing operations	17 367	16 027	1 340	15 590
Liabilities related to discontinuing operations	182	207	-25
Total current liabilities	17 549	16 234	1 315	15 590
Total liabilities	27 822	26 714	1 108	25 094
Total equity and liabilities	68 324	68 008	316	58 848

Condensed consolidated changes in equity (unaudited)

First quarter

	Q1 2007	Q1 2006	Change
	USD m	USD m	USD m
Consolidated equity at January 1	41 294	33 164	8 130
Recognized income and expense	2 522	2 359	163
Purchase/sale of treasury shares, net	-847	172	-1 019
Share-based compensation	147	114	33
Dividends	-2 598	-2 049	-549
Changes in minorities	-16	-6	-10
Consolidated equity at March 31	40 502	33 754	6 748

Condensed consolidated cash flow statements (unaudited)

First quarter

	Q1 2007	Q1 2006	Change
	USD m	USD m	USD m
Net income from continuing operations	2 150	1 839	311
Reversal of non-cash items
Taxes	405	373	32
Depreciation, amortization and impairments	556	428	128
Net financial income	-34	-50	16
Other	46	-54	100
Net income adjusted for non-cash items	3 123	2 536	587
Interest and other financial receipts	242	220	22
Interest and other financial payments	-37	-44	7
Taxes paid	-286	-264	-22
Cash flow before working capital and provision changes	3 042	2 448	594
Restructuring payments and other cash payments out of provisions	-79	-56	-23
Change in net current assets and other operating cash flow items	-752	-269	-483
Cash flow from operating activities of continuing operations	2 211	2 123	88
Investments in property, plant & equipment	-527	-302	-225
Acquisitions/divestments of subsidiaries	-48	23	-71
Decrease/increase in marketable securities, intangible and financial assets	-675	-169	-506
Cash flow from investing activities of continuing operations	-1 250	-448	-802
Cash flow from financing activities of continuing operations	-2 482	-1 748	-734
Cash flow from discontinuing operations	15	229	-214
Translation effect on cash and cash equivalents	-17	-3	-14
Change in cash and cash equivalents from discontinuing operations	-2		-2
Change in cash and cash equivalents from continuing operations	-1 525	153	-1 678
Cash and cash equivalents from continuing operations at January 1	3 815	6 321	-2 506
Cash and cash equivalents from continuing operations at March 31	2 290	6 474	-4 184

Consolidated income statements – Divisional segmentation (unaudited)

First quarter

	Pharmaceuticals		Vaccines and Diagnostics	Sandoz		Consumer Health continuing operations(1)		Corporate		Total continuing operations		Consumer Health discontinuing operations(1)		Total Group
	Q1 2007	Q1 2006	Q1 2007	Q1 2007	Q1 2006	Q1 2007	Q1 2006	Q1 2007	Q1 2006	Q1 2007	Q1 2006	Q1 2007	Q1 2006	Q1 2007	Q1 2006
	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m
Net sales to third parties	5 923	5 052	231	1 696	1 431	1 721	1 574			9 571	8 057	248	244	9 819	8 301
Sales to other Divisions	43	38	4	66	38	10	5	-123	-81
Sales of Divisions	5 966	5 090	235	1 762	1 469	1 731	1 579	-123	-81	9 571	8 057	248	244	9 819	8 301
Other revenues	100	77	135	2	4	10	12			247	93	1		248	93
Cost of Goods Sold	-1 011	-896	-212	-951	-782	-668	-603	114	99	-2 728	-2 182	-124	-130	-2 852	-2 312
Of which amortization and impairments of product and patent rights and trademarks	-89	-40	-71	-64	-60	-18	-21			-242	-121	-3	-3	-245	-124
Gross profit	5 055	4 271	158	813	691	1 073	988	-9	18	7 090	5 968	125	114	7 215	6 082
Marketing & Sales	-1 809	-1 533	-42	-273	-237	-558	-522			-2 682	-2 292	-78	-80	-2 760	-2 372
Research & Development	-1 215	-926	-54	-124	-105	-72	-63	-43	-37	-1 508	-1 131	-4	-3	-1 512	-1 134
General & Administration	-172	-145	-41	-77	-68	-110	-99	-102	-94	-502	-406	-12	-13	-514	-419
Other income & expense	-6	-41	6	-21	-43	-4	10	51	-7	26	-81	-2	126	24	45
Of which amortization and impairments of capitalized intangibles included in function costs	-21	-7		-7	-8	-8	-5	-1	-2	-37	-22	-3	-3	-40	-25
Operating income	1 853	1 626	27	318	238	329	314	-103	-120	2 424	2 058	29	144	2 453	2 202
Income from associated companies										97	104			97	104
Financial income										87	108			87	108
Interest expense										-53	-58			-53	-58
Income before taxes										2 555	2 212	29	144	2 584	2 356
Taxes										-405	-373	-8	-27	-413	-400
Net income										2 150	1 839	21	117	2 171	1 956

Additions to:
– Property, plant and equipment(2)	329	148	44	90	87	52	43	24	28	539	306	1	3	540	309
– Goodwill and other intangibles(2)	76	74		11	3	24	19			111	96			111	96

(1) Not reflecting as a discontinuing operation the divestment of Gerber announced on April 12, 2007

(2) Excluding impact of business acquisitions

Notes to the Condensed Interim Consolidated Financial Statements for the three months ended March 31, 2007 (unaudited)

1. Basis of preparation

The condensed consolidated financial statements for the three-month period ended March 31, 2007, have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” and with accounting policies set out in the 2006 Annual Report, which was published on January 18, 2007.

2. Business combinations and other significant transactions

The following significant transactions occurred during 2007 and 2006:

2007

Consumer Health – Gerber business unit divestment

On April 12 Novartis announced an agreement to divest the Gerber business unit for approximately USD 5.5 billion to Nestlé S.A. This transaction, which is subject to customary regulatory approvals, is expected to be completed in the second half of 2007. In 2006, Gerber had unaudited net sales of USD 1.6 billion and operating income of USD 307 million.

The results of operations for the first quarter of 2007 do not reflect this divestment as a discontinuing operation since it was announced after the end of this quarter on April 12.

2006

Corporate – Chiron acquisition

On April 19, Chiron shareholders approved the acquisition of the remaining 56% of the shares of Chiron Corporation that Novartis did not already own for USD 48.00 per share. The amount paid for the shares, related options of associates and transaction costs totaled approximately USD 5.7 billion. The transaction was completed on April 20. Novartis has created a new division called Vaccines and Diagnostics with two activities: human vaccines named Novartis Vaccines and a diagnostics activity that retained Chiron as its name. Chiron’s biopharmaceuticals activities were integrated into the Pharmaceuticals division.

For the period from January 1 to the date of acquisition, the prior 44% interest in Chiron has been accounted for using the equity method. From its date of acquisition Chiron has been fully consolidated with its identifiable assets and liabilities being revalued to their fair value at the date of acquisition. The Group’s initial 44% interest in Chiron was also revalued directly into equity by USD 0.6 billion.

Pharmaceuticals

As part of the Chiron transaction, Chiron’s pharmaceuticals activities have been integrated into the Pharmaceuticals Division. Included in this portfolio are products for the treatment of cystic fibrosis, renal/skin cancer and skin infections. Chiron’s early-stage research has been incorporated into the Pharmaceuticals Division research unit, the Novartis Institutes for BioMedical Research (NIBR). Since the acquisition, the income statement and cash flows from Chiron’s pharmaceuticals activities have been consolidated into the Division’s results.

On March 26, 2007, an agreement was reached with Bayer-Schering AG on the rights of each party in connection with the regulatory, development, manufacturing and supply agreements for the multiple sclerosis medicine Betaseron®. Due to this agreement, a reassessment has been made as of April 20, 2006, for the values for the related assets. This resulted in an increase of USD 235 million in identified net assets. Goodwill and the revaluation of the initial 44% interest in Chiron were adjusted accordingly. Final goodwill on this transaction at March 31, 2007, amounted to USD 1.9 billion.

On July 14, Novartis announced that its offer for the UK biopharmaceutical company NeuTec Pharma plc, which is specialized in hospital anti-infectives, became unconditional and the company has been consolidated from this date. Novartis paid a total consideration of USD 606 million (GBP 328 million) to fully acquire the company. NeuTec Pharma plc had no post-acquisition sales, although expenses and cash flows have been consolidated from the acquisition date. Goodwill on this transaction at March 31, 2007, amounted to USD 134 million.

Vaccines and Diagnostics

Since the Chiron acquisition, the income statement and cash flows from the vaccines and diagnostics activities comprise the Division’s results. Goodwill on this transaction at March 31, 2007, amounted to USD 1.1 billion.

Consumer Health

On February 17, Novartis announced the completion of the sale of its Nutrition & Santé unit, part of the Medical Nutrition Business Unit, for USD 211 million to ABN AMRO Capital France, resulting in a divestment gain before taxes of USD 129 million.

On December 14, Novartis announced an agreement to divest the remainder of the Medical Nutrition Business Unit for USD 2.5 billion to Nestlé S.A. This transaction, which is subject to customary regulatory approvals, is expected to be completed in 2007.

The Medical Nutrition Business Unit (including the Nutrition & Santé business divested in February 2006) is disclosed as discontinuing operations in all periods in the Group’s consolidated financial statements.

3. Principal currency translation rates

First quarter

	Average rates Q1 2007 USD	Average rates Q1 2006 USD	Period-end rates March 31, 2007 USD	Period-end rates March 31, 2006 USD
1 CHF	0.811	0.771	0.821	0.769
1 EUR	1.311	1.202	1.333	1.214
1 GBP	1.955	1.752	1.963	1.742
100 JPY	0.838	0.856	0.848	0.851

4. Legal proceedings update

A number of our affiliates are the subject of various legal proceedings that arise from time to time in the ordinary course of business. While we do not believe that any of them will have a material adverse effect on our financial position, litigation is inherently unpredictable and excessive verdicts do occur. As a consequence, we may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on our results of operations in any particular period. Please consult the 2006 Annual Report (note 19 to the Group’s consolidated financial statements) for a summary of major legal proceedings. The following non-exhaustive list reflects recent developments in legal proceedings:

Investigations (US)

TOBI (tobramycin)

The US Attorney’s office for the Northern District of California served a subpoena on a Novartis subsidiary seeking certain information regarding the marketing and promotion of TOBI, a treatment for patients with cystic fibrosis acquired through the purchase of Chiron Corporation in mid-2006.

Xolair

The Office of Inspector General of the US Department of Veterans Affairs served a subpoena on a Novartis subsidiary seeking certain information regarding the marketing and promotion of the allergy medicine Xolair.

Wage and Hour Litigation (US)

A group of pharmaceutical sales representatives filed suit in State Court in California and Federal Court in New York against Novartis subsidiaries alleging the companies violated wage and hour laws by misclassifying the sales representatives as “exempt” employees, and by failing to pay overtime compensation. The lawsuits were consolidated and certified as class actions. Discovery has begun on the merits of the cases.

Patent litigation

Lotrel

Lotrel is a combination of benazepril hydrochloride and amlodipine besylate. Patent protection for the benazepril substance has expired in the US. The US Court of Appeals for the Federal Circuit invalidated certain patent claims directed to the amlodipine besylate substance in March 2007; the patent itself expired at the end of March 2007. Lotrel is protected by a combination patent in the US until 2017. Generic manufacturers have challenged this patent, and Novartis has sued them. In March 2007, Novartis filed a motion for preliminary injunction against an at-risk launch by Teva.

5. Significant differences between IFRS and US Generally Accepted Accounting Principles (US GAAP)

The Group’s consolidated financial statements have been prepared in accordance with IFRS, which, as applied by the Group, differ in certain significant respects from US GAAP. The effects of the application of US GAAP to net income and equity are set out in the tables below.

For further comments regarding the nature of these adjustments, please consult note 33 in the Novartis 2006 Annual Report.

	Q1 2007 USD m	Q1 2006 USD m
Net income from continuing operations under IFRS	2 150	1 839
US GAAP adjustments:
Available-for-sale securities	-16	-24
Inventory impairment reversal	-90	6
Intangible assets	-146	-170
Property, plant and equipment	-17	15
Pensions and other post-employment benefits	-44	-45
Deferred taxes	87	35
Share-based compensation	-1	-1
Currency translation		-3
Minority interests	-2	-9
Other	-56
Net income from continuing operations under US GAAP	1 865	1 643
Net income from discontinuing operations under US GAAP	21	48
Net income under US GAAP	1 886	1 691

Basic earnings per share under US GAAP (USD)
– Total	0.80	0.72
– Continuing operations	0.79	0.70
– Discontinuing operations	0.01	0.02
Diluted earnings per share under US GAAP (USD)
– Total	0.80	0.72
– Continuing operations	0.79	0.70
– Discontinuing operations	0.01	0.02

	March 31, 2007 USD m	March 31, 2006 USD m
Equity under IFRS	40 502	33 754
US GAAP adjustments:
Available-for-sale securities	-37	-22
Inventory impairment reversal	-101	-17
Associated companies	-307	24
Intangible assets	1 000	3 952
Property, plant and equipment	-453	-399
Pensions and other post-employment benefits	14	2 754
Deferred taxes	286	-1 297
Share-based compensation	-52	-49
Minority interests	-171	-177
Net assets from discontinuing operations	-19	-19
Other	53
Total US GAAP adjustments	213	4 750
Equity under US GAAP	40 715	38 504

Supplementary information (unaudited)

Condensed consolidated change in liquidity

First quarter

	Q1 2007	Q1 2006	Change
	USD m	USD m	USD m
Change in cash and cash equivalents	-1 525	153	-1 678
Change in marketable securities, financial debt and financial derivatives	476	391	85
Change in net liquidity	-1 049	544	-1 593
Net liquidity at January 1	656	2 479	-1 823
Net debt/liquidity from continuing operations at March 31	-393	3 023	-3 416
Net liquidity from discontinuing operations at March 31(1)	2		2
Net debt/liquidity at March 31	-391	3 023	-3 414

(1) Not reflecting as a discontinuing operation the divestment of Gerber announced on April 12, 2007

Free cash flow

First quarter

	Q1 2007	Q1 2006	Change
	USD m	USD m	USD m
Cash flow from continuing operating activities	2 211	2 123	88
Purchase of property, plant & equipment	-527	-302	-225
Purchase of intangible and financial assets	-334	-389	55
Sale of property, plant & equipment, intangible and financial assets	168	327	-159
Dividends	-1 792	-1 405	-387
Free cash flow from continuing operations	-274	354	-628
Free cash flow from discontinuing operations(1)	18	19	-1
Total free cash flow	-256	373	-629

(1) Not reflecting as a discontinuing operation the divestment of Gerber announced on April 12, 2007

Share information

	March 31, 2007	March 31, 2006
Number of shares outstanding (million)	2 339.9	2 344.9
Registered share price (CHF)	69.7	72.50
ADS price (USD)	54.63	55.44
Market capitalization (USD billion)	133.9	130.7
Market capitalization (CHF billion)	163.1	170.0

Impact of intangible asset charges and significant exceptional items

First quarter

	Pharmaceuticals		Vaccines and Diagnostics	Sandoz		Consumer Health continuing operations		Corporate		Total continuing operations		Consumer Health iscontinuing operations		Total Group
	Q1 2007	Q1 2006	Q1 2007	Q1 2007	Q1 2006	Q1 2007	Q1 2006	Q1 2007	Q1 2006	Q1 2007	Q1 2006	Q1 2007	Q1 2006	Q1 2007	Q1 2006
	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m
Reported operating income	1 853	1 626	27	318	238	329	314	-103	-120	2 424	2 058	29	144	2 453	2 202
Recurring amortization	102	43	71	71	68	26	25	1	2	271	138	6	6	277	144
Impairments	8	4					1			8	5			8	5
Intangible asset charges	110	47	71	71	68	26	26	1	2	279	143	6	6	285	149
Impairment charges on property, plant & equipment		-1			7						6				6
Restructuring and acquisition related integration expenses, net			7	7	16					14	16			14	16
Exceptional restructuring and other acquisition-related integration expenses, net		-1	7	7	23					14	22			14	22
Exceptional gains from divesting subsidiaries and major products		-87									-87		-129		-216
Litigation settlement			-67							-67				-67
Suspension of Zelnorm	52									52				52
Tekturna inventory provision	-107									-107				-107
Other exceptional items	-55		-67							-122				-122
Operating income excluding the above items	1 908	1 585	38	396	329	355	340	-102	-118	2 595	2 136	35	21	2 630	2 157
Income from associated companies										97	104			97	104
Net financial income										34	50			34	50
Taxes (adjusted for above items)										-473	-402	-9	-9	-482	-411
Adjusted net income										2 253	1 888	26	12	2 279	1 900
Adjusted basic earnings per share										0.96	0.80	0.01	0.01	0.97	0.81

Supplementary tables: First quarter 2007 net sales of top 20 pharmaceutical products (unaudited)

		US		Rest of world		Total
Brands	Therapeutic area	USD m	% change in local currencies	USD m	% change in local currencies	USD m	in USD	% change in local currencies
Diovan/Co-Diovan	Hypertension	523	27	628	15	1 151	23	20
Gleevec/Glivec	Chronic myeloid leukemia	156	18	518	15	674	21	16
Lotrel	Hypertension	353	20	0	0	353	20	20
Zometa	Cancer complications	159	-14	155	9	314	-2	-4
Sandostatin (group)	Acromegaly	95	8	143	5	238	10	6
Neoral/Sandimmun	Transplantation	30	-9	194	2	224	5	1
Femara	Breast cancer	96	33	112	32	208	37	32
Lamisil (group)	Fungal infections	132	11	75	-10	207	3	2
Trileptal	Epilepsy	150	19	47	13	197	19	17
Voltaren (group)	Inflammation/pain	2	-33	169	5	171	7	4
Top ten products total		1 696	16	2 041	11	3 737	16	13
Lescol	Cholesterol reduction	56	-10	115	-7	171	-4	-8
Exelon	Alzheimer’s disease	50	19	96	21	146	26	21
Zelmac/Zelnorm	Irritable bowel syndrome	90	-3	15	-3	105	-4	-3
Ritalin (group)	Attention deficit/ Hyperactive disorder	85	37	16	3	101	29	30
Tegretol (incl. CR/XR)	Epilepsy	32	14	67	-1	99	5	3
Comtan/Stalevo (group)	Parkinson’s disease	42	17	52	22	94	22	19
Foradil	Asthma	6	50	82	-5	88	1	-4
Miacalcic	Osteoporosis	41	-21	33	-12	74	-16	-17
Famvir	Viral infections	47	31	23	-12	70	15	14
TOBI(1)	Cystic fibrosis	44		25		69
Top 20 products total		2 189	16	2 565	10	4 754	16	13
Rest of portfolio		274	28	895	17	1 169	24	20
Total Division sales		2 463	18	3 460	12	5 923	17	14

(1) Acquired on April 20, 2006, through the purchase of Chiron

First quarter Pharmaceutical therapeutic area net sales

	Q1 2007	Q1 2006	Change
	USD m	USD m	USD (%)
Cardiovascular
Diovan	1 151	939	23
Lotrel	353	295	20
Other	16	2	700
Total strategic franchise products	1 520	1 236	23
Mature products	377	378	0
Total Cardiovascular products	1 897	1 614	18

Oncology
Gleevec/Glivec	674	559	21
Zometa	314	319	-2
Sandostatin (group)	238	216	10
Femara	208	152	37
Exjade	65	19	242
Other	69	63	10
Total Oncology products	1 568	1 328	18

Neuroscience
Trileptal	197	166	19
Exelon	146	116	26
Ritalin (group)	101	78	29
Tegretol	99	94	5
Comtan (group)	94	77	22
Other	109	54	102
Total strategic franchise products	746	585	28
Mature products	103	108	-5
Total Neuroscience products	849	693	23

Respiratory
Foradil	88	87	1
TOBI(1)	69
Xolair	34	4	750
Other	20	17	18
Total strategic franchise products	211	108	95
Mature products	29	29	0
Total Respiratory products	240	137	75

Ophtalmics/Dermatology/Gastrointestinal/Urinary (ODGU)
Zelnorm/Zelmac	105	109	-4
Visudyne	61	107	-43
Elidel	47	48	-2
Enablex/Emselex	38	21	81
Other	125	82	52
Total strategic franchise products	376	367	2
Mature products	235	226	4
Total ODGU products	611	593	3

Arthritis/Bone/Pain
Prexige	21	5	320
Other	2	0
Total strategic franchise products	23	5	360
Mature products (including Voltaren)	344	345
Total Arthritis/Bone/Pain products	367	350	5

Infectious Diseases, Transplantation & Immunology (IDTI)
Neoral/Sandimmun	224	214	5
Other	92	66	39
Total strategic franchise products	316	280	13
Mature products	75	57	32
Total IDTI products	391	337	16

Total strategic franchise products	4 760	3 909	22
Total mature products	1 163	1 143	2
Total division net sales	5 923	5 052	17

(1) Acquired on April 20, 2006, through the purchase of Chiron

Net sales by region (unaudited)

First quarter

	Q1 2007	Q1 2006	% change		Q1 2007	Q1 2006
	USD m	USD m	USD	local currencies	% of total	% of total
Pharmaceuticals
US	2 463	2 094	18	18	42	41
Rest of world	3 460	2 958	17	12	58	59
Total	5 923	5 052	17	14	100	100

Vaccines and Diagnostics
US	72				31
Rest of world	159				69
Total	231				100

Sandoz
US	474	371	28	27	28	26
Rest of world	1 222	1 060	15	7	72	74
Total	1 696	1 431	19	12	100	100

Consumer Health(1)
US	891	872	2	2	45	48
Rest of world	1 078	946	14	8	55	52
Total	1 969	1 818	8	5	100	100

Group(1)
US	3 900	3 337	17	17	40	40
Rest of world	5 919	4 964	19	13	60	60
Total	9 819	8 301	18	15	100	100

(1) Includes both Consumer Health Division continuing and discontinuing operations

Quarterly analysis

Key figures by quarter(1)

	Q1 2007	Q4 2006	Change
	USD m	USD m	USD m	%
Net sales	9 819	10 053	-234	-2
Operating income	2 453	1 824	629	34
Financial income	87	95	-8	-8
Interest expense	-53	-57	4	-7
Taxes	-413	-270	-143	53
Net income	2 171	1 663	508	31

(1) Includes both Consumer Health Division continuing and discontinuing operations

Net sales by region(1)

	Q1 2007	Q4 2006		Change
	USD m	USD m	USD m	%
US	3 900	4 047	-147	-4
Europe	3 808	3 705	103	3
Rest of world	2 111	2 301	-190	-8
Total	9 819	10 053	-234	-2

(1) Includes both Consumer Health Division continuing and discontinuing operations

Net sales by division

	Q1 2007	Q4 2006	Change
	USD m	USD m	USD m	%
Pharmaceuticals	5 923	6 049	-126	-2
Vaccines and Diagnostics	231	455	-224	-49
Sandoz	1 696	1 653	43	3
Consumer Health continuing operations	1 721	1 644	77	5
Net sales from continuing operations	9 571	9 801	-230	-2
Consumer Health discontinuing operations	248	252	-4	-2
Total	9 819	10 053	-234	-2

Operating income by division

	Q1 2007	Q4 2006	Change
	USD m	USD m	USD m	%
Pharmaceuticals	1 853	1 621	232	14
Vaccines and Diagnostics	27	2	25
Sandoz	318	204	114	56
Consumer Health continuing operations	329	143	186	130
Corporate income & expense, net	-103	-176	73	-41
Operating income from continuing operations	2 424	1 794	630	35
Consumer Health discontinuing operations	29	30	-1	-3
Total	2 453	1 824	629	34

PRO FORMA CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

This pro forma information has been provided due to the significance of an announcement made following the end of the first quarter on April 12, 2007, to divest the Gerber business unit of the Consumer Health division. The Condensed Interim Consolidated Financial Statements for the three months ended March 31, 2007, reflect only the Medical Nutrition (divestment expected to be completed by the end of 2007) and Nutrition & Santé (completed in the 2006 first quarter) business units of the Consumer Health division as discontinuing operations. This pro forma information reflects the inclusion of Gerber, which is expected to be divested in the second half of 2007, as a discontinuing operation.

Pro forma consolidated income statements

First quarter

	Q1 2007	Q1 2006	Change
	USD m	USD m	USD m	%
Net sales from continuing operations	9 128	7 666	1 462	19
Other revenues	246	90	156	173
Cost of Goods Sold	-2 488	-1 980	-508	26
Of which amortization and impairments of product and patent rights and trademarks	-242	-121	-121	100
Gross profit	6 886	5 776	1 110	19
Marketing & Sales	-2 587	-2 200	-387	18
Research & Development	-1 502	-1 124	-378	34
General & Administration	-483	-388	-95	24
Other income & expense	21	-90	111	-123
Operating income from continuing operations	2 335	1 974	361	18
Income from associated companies	97	104	-7	-7
Financial income	87	108	-21	-19
Interest expense	-53	-58	5	-9
Income before taxes from continuing operations	2 466	2 128	338	16
Taxes	-374	-343	-31	9
Net income from continuing operations	2 092	1 785	307	17
Net income from Consumer Health discontinuing operations	79	171	-92	-54
Total net income	2 171	1 956	215	11
Attributable to:
Equity holders of Novartis AG	2 169	1 947	222	11
Minority interests	2	9	-7	-78
Average number of shares outstanding – Basic (million)	2 345.3	2 339.7
Basic earnings per share (USD) (1)
– Total	0.92	0.83	0.09	11
– Continuing operations	0.89	0.76	0.13	17
– Discontinuing operations	0.03	0.07	-0.04	-57
Average number of shares outstanding – Diluted (million)	2 358.8	2 354.9
Diluted earnings per share (USD)(1)
– Total	0.92	0.83	0.09	11
– Continuing operations	0.89	0.76	0.13	17
– Discontinuing operations	0.03	0.07	-0.04	-57

(1) Earnings per share (EPS) is calculated on the amount of net income attributable to the equity holders of Novartis AG

Pro forma condensed consolidated balance sheets

	March 31, 2007	Dec 31, 2006	Change	March 31, 2006
	USD m	USD m	USD m	USD m
Assets

Total non-current assets	45 135	46 604	-1 469	36 933
Current assets
Inventories	4 739	4 498	241	3 926
Trade accounts receivable	6 203	6 161	42	5 292
Other current assets	2 111	2 054	57	1 580
Cash, short-term deposits and marketable securities	6 947	7 955	-1 008	11 117
Total current assets from continuing operations	20 000	20 668	-668	21 915
Assets related to discontinuing operations	3 189	736	2 453
Total current assets	23 189	21 404	1 785	21 915
Total assets	68 324	68 008	316	58 848
Equity and liabilities

Total equity	40 502	41 294	-792	33 754
Non-current liabilities
Financial debts	661	656	5	1 344
Other non-current liabilities	8 586	9 824	-1 238	8 160
Total non-current liabilities	9 247	10 480	-1 233	9 504
Current liabilities
Trade accounts payable	2 504	2 487	17	1 936
Financial debts and derivatives	6 689	6 643	46	6 750
Other current liabilities	7 795	6 897	898	6 904
Total current liabilities from continuing operations	16 988	16 027	961	15 590
Liabilities related to discontinuing operations	1 587	207	1 380
Total current liabilities	18 575	16 234	2 341	15 590
Total liabilities	27 822	26 714	1 108	25 094
Total equity and liabilities	68 324	68 008	316	58 848

Pro forma condensed consolidated cash flow statements

First quarter

	Q1 2007	Q1 2006	Change
	USD m	USD m	USD m
Net income from continuing operations	2 092	1 785	307
Reversal of non-cash items
Taxes	374	343	31
Depreciation, amortization and impairments	540	413	127
Net financial income	-34	-50	16
Other	49	-44	93
Net income adjusted for non-cash items	3 021	2 447	574
Interest and other financial receipts	242	220	22
Interest and other financial payments	-37	-43	6
Taxes paid	-283	-262	-21
Cash flow before working capital and provision changes	2 943	2 362	581
Restructuring payments and other cash payments out of provisions	-79	-56	-23
Change in net current assets and other operating cash flow items	-813	-294	-519
Cash flow from operating activities of continuing operations	2 051	2 012	39
Investments in property, plant & equipment	-522	-295	-227
Acquisitions/divestments of subsidiaries	-48	23	-71
Decrease/increase in marketable securities, intangible and financial assets	-597	-118	-479
Cash flow from investing activities of continuing operations	-1 167	-390	-777
Cash flow from financing activities of continuing operations	-2 479	-1 755	-724
Cash flow from discontinuing operations	89	289	-200
Translation effect on cash and cash equivalents	-17	-3	-14
Change in cash and cash equivalents from discontinuing operations	-12		-12
Change in cash and cash equivalents from continuing operations	-1 535	153	-1 688
Cash and cash equivalents from continuing operations at January 1	3 815	6 321	-2 506
Cash and cash equivalents from continuing operations at March 31	2 280	6 474	-4 194

Pro forma consolidated income statements – Divisional segmentation

First quarter

	Pharmaceuticals		Vaccines and Diagnostics	Sandoz		Consumer Health continuing operations		Corporate		Total continuing operations		Consumer Health discontinuing operations		Total Group
	Q1 2007	Q1 2006	Q1 2007	Q1 2007	Q1 2006	Q1 2007	Q1 2006	Q1 2007	Q1 2006	Q1 2007	Q1 2006	Q1 2007	Q1 2006	Q1 2007	Q1 2006
	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m
Net sales to third parties	5 923	5 052	231	1 696	1 431	1 278	1 183			9 128	7 666	691	635	9 819	8 301
Sales to other Divisions	43	38	4	66	38	10	5	-123	-81
Sales of Divisions	5 966	5 090	235	1 762	1 469	1 288	1 188	-123	-81	9 128	7 666	691	635	9 819	8 301
Other revenues	100	77	135	2	4	9	9			246	90	2	3	248	93
Cost of Goods Sold	-1 011	-896	-212	-951	-782	-428	-401	114	99	-2 488	-1 980	-364	-332	-2 852	-2 312
Of which amortization and impairments of product and patent rights and trademarks	-89	-40	-71	-64	-60	-18	-21			-242	-121	-3	-3	-245	-124
Gross profit	5 055	4 271	158	813	691	869	796	-9	18	6 886	5 776	329	306	7 215	6 082
Marketing & Sales	-1 809	-1 533	-42	-273	-237	-463	-430			-2 587	-2 200	-173	-172	-2 760	-2 372
Research & Development	-1 215	-926	-54	-124	-105	-66	-56	-43	-37	-1 502	-1 124	-10	-10	-1 512	-1 134
General & Administration	-172	-145	-41	-77	-68	-91	-81	-102	-94	-483	-388	-31	-31	-514	-419
Other income & expense	-6	-41	6	-21	-43	-9	1	51	-7	21	-90	3	135	24	45
Of which amortization and impairments of capitalized intangibles included in function costs	-21	-7		-7	-8	-2		-1	-2	-31	-17	-9	-8	-40	-25
Operating income	1 853	1 626	27	318	238	240	230	-103	-120	2 335	1 974	118	228	2 453	2 202
Income from associated companies										97	104			97	104
Financial income										87	108			87	108
Interest expense										-53	-58			-53	-58
Income before taxes										2 466	2 128	118	228	2 584	2 356
Taxes										-374	-343	-39	-57	-413	-400
Net income										2 092	1 785	79	171	2 171	1 956

Additions to:
- Property, plant and equipment(1)	329	148	44	90	87	47	37	24	28	534	300	6	9	540	309
- Goodwill and other intangibles(1)	76	74		11	3	1				88	77	23	19	111	96

(1) Excluding impact of business acquisitions

Pro forma impact of intangible asset charges and significant exceptional items

First quarter

	Pharmaceuticals		Vaccines and Diagnostics	Sandoz		Consumer Health continuing operations		Corporate		Total continuing operations		Consumer Health discontinuing operations		Total Group
	Q1 2007	Q1 2006	Q1 2007	Q1 2007	Q1 2006	Q1 2007	Q1 2006	Q1 2007	Q1 2006	Q1 2007	Q1 2006	Q1 2007	Q1 2006	Q1 2007	Q1 2006
	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m	USD m
Reported operating income	1 853	1 626	27	318	238	240	230	-103	-120	2 335	1 974	118	228	2 453	2 202
Recurring amortization	102	43	71	71	68	20	20	1	2	265	133	12	11	277	144
Impairments	8	4					1			8	5			8	5
Intangible asset charges	110	47	71	71	68	20	21	1	2	273	138	12	11	285	149
Impairment charges on property, plant & equipment		-1			7						6				6
Restructuring and acquisition related integration expenses, net			7	7	16					14	16			14	16
Exceptional restructuring and other acquisition-related integration expenses, net		-1	7	7	23					14	22			14	22
Exceptional gains from divesting subsidiaries and major products		-87									-87		-129		-216
Litigation settlement			-67							-67				-67
Suspension of Zelnorm	52									52				52
Tekturna inventory provision	-107									-107				-107
Other exceptional items	-55		-67							-122				-122
Operating income excluding the above items	1 908	1 585	38	396	329	260	251	-102	-118	2 500	2 047	130	110	2 630	2 157
Income from associated companies										97	104			97	104
Net financial income										34	50			34	50
Taxes (adjusted for above items)										-439	-370	-43	-41	-482	-411
Adjusted net income										2 192	1 831	87	69	2 279	1 900
Adjusted basic earnings per share										0.93	0.78	0.04	0.03	0.97	0.81

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Novartis AG has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVARTIS AG

Date: April 26, 2007	By:	/s/ MALCOLM CHEETHAM

	Name:	Malcolm Cheetham
	Title:	Head Group Financial Reporting
and Accounting